UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Rockwell Collins, Inc.
(Exact name of registrant as specified in its charter)

Delaware	001-16445	52-2314475
(State or other jurisdiction	(Commission File Number)	(I.R.S. Employer
of incorporation or organization)		Identification No.)

400 Collins Road NE
Cedar Rapids, Iowa		52498
(Address of principal executive offices)		(Zip Code)

Vaughn Klopfenstein
Vice President, Associate General Counsel, Corporate & Assistant Secretary
319-295-1000
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2016

INFORMATION TO BE INCLUDED IN THE REPORT

Item 1.01	Conflict Minerals Disclosure and Report

The Company's Conflict Minerals Report for the calendar year ended December 31, 2016, filed herewith as Exhibit 1.01, is available at http://investor.rockwellcollins.com/investor-relations/corporate-profile/default.aspx.

Item 1.02	Exhibit

A copy of the Company's Conflict Minerals Report is provided as Exhibit 1.01 to this Form SD.

Item 2.01	Exhibits

1.01 Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROCKWELL COLLINS, INC.
(Registrant)

Dated:	May 26, 2017	By	/s/ Tatum Buse
Tatum J. Buse
Vice President, Finance and Controller
(Principal Accounting Officer and an Authorized Officer)

Exhibit Index

1.01	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form